UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated December 1, 2025 titled “GeoPark Announces 2026 Work Program and Medium-Term Guidelines”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2026 WORK PROGRAM AND MEDIUM-TERM GUIDELINES

COLOMBIA RESET UNDERWAY, RETURNING TO GROWTH WITH VACA MUERTA

POSITIONED TO DOUBLE EBITDA AND INCREASE PRODUCTION BY OVER 60% THROUGH 2028

Bogota, Colombia – December 1, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announced its 2026 Work Program (the “Program”) and 2027-2028 guidelines, which have been approved by the Company’s Board of Directors (the “Board”).

Execution Roadmap Through 2028: Scaling a Two-Fold Strategy

Protecting and Maximizing Core Production and Cash Generation in Colombia: The Company is focused on sustaining and improving the performance of its flagship Llanos 34 block and other key operated and non-operated assets. Following a strong 2025 and positive developments since GeoPark’s 2025 Investor Day, Colombian production has reached a positive inflection point earlier than expected. Production is set to grow, supported by disciplined development, base optimization, enhanced recovery techniques, and strong results from recent wells. These efforts are further underpinned by the recently certified 22% increase in the 2P Original Oil in Place (OOIP)1 in  the Llanos 34 Block which confirms a significantly larger resource base and strengthens the long-term production and economic outlook of the asset. Colombia will continue to provide a solid foundation to generate sustainable free cash flow, balance sheet strength, and shareholder returns.

Returning to Growth with Vaca Muerta, Argentina: With the successful integration of the Loma Jarillosa Este and Puesto Silva Oeste blocks, GeoPark is confident it can unlock material long-term growth from its position in the unconventional Neuquén Basin. The team is focusing on accelerating drilling activity to deliver a step-change in production and cash flow. Vaca Muerta is expected to become a core growth platform in GeoPark’s portfolio by year-end 2028.

Key Medium-Term Guidance Metrics (2026-2028)(a)

	$65-70/bbl Brent	$60-70/bbl Brent	$70/bbl Brent
	2025E	2026	2027	2028
Production (boepd)	26,000-28,000	27,000-30,000	32,000-34,000	44,000-46,000
Capital Expenditures ($mm)	90 – 120	190 – 220	280 – 310	350 – 380
Adjusted EBITDA ($mm)[2]	260 – 290	220 – 300	310 – 340	490 – 520
Net Debt to EBITDA (x)	1.5-2.1	1.9-2.1	1.8-2.0	1.2-1.4
Lifting Cost ($/bbl)	12-14	13-15	13-15	11-13

(a)	Where applicable, final activity levels remain subject to ongoing discussions and alignment with joint venture partners, in line with standard governance processes across operated and non-operated blocks.

1 Original Oil in Place (OOIP) refers to the total quantity of oil that is estimated to exist originally in naturally occurring accumulations before any production. While not all of this volume is recoverable, increases in OOIP expand the potential to convert additional resources into future reserves and production.

2 Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16,certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events. The Company is unable to present a quantitative reconciliation of the target Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since net debt and net debt to EBITDA leverage ratio are calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the target net debt and net debt to EBITDA leverage ratio.

The strategic reset outlined at the Company’s 2025 Investor Day is well underway with a series of positive developments:

•	Major Increase in OOIP – Validated for Llanos 34: An independent technical audit conducted by DeGolyer and MacNaughton (D&M) in parallel to the 2025 Reserve Certification, validated GeoPark’s new 3D static models for key fields in Llanos 34, certifying a 22% increase – equivalent to 206 million barrels - in 2P OOIP. This validation represents a major opportunity to add future reserves and production over time, strengthens the asset’s development profile, increases optimization potential and reinforces GeoPark’s distinctive and value-accretive operating edge.

•	Colombia – Early Production Inflection Point: Production reached a positive inflection point in 4Q2025 (previously projected for 2026). Volumes are expected to increase in 2026, supported by effective base optimization, enhanced recovery initiatives, and strong well performance.

•	Argentina – Accelerated Development and Stronger 2026 Outlook: The GeoPark team has made significant progress in accelerating drilling in Vaca Muerta.The Company’s production ramp-up, that was originally expected in 2027, is now anticipated to begin in 2026, when the projected exit rate is 5,000–6,000 bopd. This brings forward growth and strengthens the Company’s medium-term production and cash flow outlook.

•	2025 Reserves – Step-Change in Certified 2P and Reserve Life: On November 24, 2025, GeoPark announced a material upgrade to its 2P reserves base, which increased by 38% year-over-year. As a result, the Company’s consolidated reserve life index increased to 12.7 years, significantly enhancing long-term production visibility and value.

These strategic milestones provide a solid foundation for GeoPark to deliver on its medium-term goals. The 2026 Work Program aligns capital with the Company’s highest-value opportunities and translates strategy into action.

2026 Work Program Details: Translating Strategy into Execution

The Program marks the first full year of execution under GeoPark’s new medium-term roadmap. It is designed to protect near-term cash generation, accelerate the growth of GeoPark’s unconventional assets, and position the Company to scale production and value through 2028.

In 2026, the Company’s $190-220 million CAPEX program will support production of 27,000-30,000 boepd across Colombia (24,500-26,000 boepd), and Vaca Muerta (2,500-4,000 boepd). The production mix is expected to be approximately 97% oil and 3% natural gas, with 12% unconventional and 88% conventional.

GeoPark expects to drill 27-36 gross wells (including 6-8 gross exploration wells), with approximately 86% allocated to development activities and 14% to exploration and appraisal activities.

•	Colombia – 22-31 wells, $110-120 million CAPEX:

-	Llanos 34 Block: Focus on maximizing recovery factors in the fields, including optimizing base production (waterflooding, pilot polymer flooding project, pump upsizing projects and workovers), and maximizing economics. The company expects to drill 10-14 gross development, appraisal and injector wells, along with 20-22 workovers, plus infrastructure and facilities.

-	Llanos Exploration: Focus on increasing production and reserves, through the delineation and development of the new discoveries in the Llanos 123 Block (Toritos, Saltador and Bisbita) and drilling exploration wells in both Llanos 123 and Llanos 86 blocks. The Company is expected to drill 7-9 gross wells.

-	CPO-5 Block: Drilling campaign focused on development and exploration activities, with 2-4 development wells and 3-4 exploration wells expected. Activities in the Indico Field will concentrate on sustaining production through a workover campaign of 2-3 wells.

•	Vaca Muerta - 5 wells, $80-100 million CAPEX:

-	Loma Jarillosa Este and Puesto Silva Oeste: Focus on accelerating activity by finalizing the drilling, fracking and putting on production of 1 pad of 5 wells, installing rod pumps in 3 wells, upgrading facilities in the Loma Jarillosa Este Block, and advancing permitting for the Puesto Silva Oeste Block and shared facilities.

Strengthening Capital Discipline and Cost Efficiency

The Program is anchored on capital discipline, financial resilience, and enduring value creation. Under a $60-70/bbl Brent base scenario, the Company expects to generate $220-300 million in Adjusted EBITDA3 in 2026. By 2028, Adjusted EBITDA is forecasted to grow to $490-520 million, equivalent to approximately 1.3 times total capital expenditures, and resulting in a projected ROACE4 of 25-30%.

The program will be primarily funded through internal cash generation and available debt facilities. At base case prices, year-end 2026 cash is expected to range between $130 and 140 million, with a net debt to EBITDA leverage ratio of 1.9-2.1x. Leverage is projected to decline below 1.5x by 2028 as cash flow increases and capital investments normalize.

The Company also remains focused on cost efficiency across its portfolio. Lifting costs are targeted to remain below $15/bbl in 2026, trending toward ~$12/bbl by 2028. General and administrative (G&A)5 expenses are expected to remain around $4/bbl during 2026 and reach approximately $3/bbl by 2028.

GeoPark’s hedging strategy continues to play a central role in protecting cash flows and ensuring competitive price realizations. As of November 26, 2025, the Company had hedged approximately 56% of its 2026 estimated production6. This figure reflects an upward revision to projected volumes since the Company’s 2025 Investor Day. GeoPark intends to maintain hedging coverage in the range of 50-70% of forecasted production, in line with its risk management framework.

Shareholder Returns: Maximizing Shareholder Value Through Growth

Following the completion of the Vaca Muerta acquisition and considering its projected capital needs, the Board approved a revised dividend program consisting of approximately $6 million in distributions over four quarters. This equates to $1.5 million per quarter (or $0.03 per share), beginning with the 3Q2025 results payout and ending with the 2Q2026 results payout.

GeoPark remains firmly focused on maximizing shareholder value. Adjusted EBITDA is expected to more than double by 2028, driving a larger enterprise value supported by increased cash flow, lower leverage, and a broader, more diversified asset base. Furthermore, the Board will reassess capital allocation priorities once the Company returns to positive free cash flow after its peak investment phase, consistent with GeoPark’s disciplined, returns-based capital allocation framework.

Felipe Bayon, Chief Executive Officer of GeoPark, said: “Our 2026 Work Program and execution roadmap is designed to maximize shareholder value and deliver enduring results. Our strategy is clear: strengthen and maximize our core platform in Colombia and build a new engine of long-term growth in Argentina. Building on the reset accomplished in 2025, the 2026 Work Program balances near-term cash generation with the upfront investments required to transform the scale of our business and enhance future cash flow resilience. This is a disciplined, returns-focused plan that reflects the quality of our assets and the strength of our balance sheet, and the distinctive operating capabilities of our team across the region.”

3 Assuming a $2-3 Vasconia/Brent differential and a $2-3 Medanito/Brent differential.

4 ROACE: Last twelve-month operating profit divided by average capital employed. Capital employed is calculated as total assets minus current liabilities and adjusted for excess cash. Excess cash corresponds to the portion of cash and cash equivalents that exceeds the amount required to cover current liabilities with current assets.

5 G&A includes administrative expenses and geological and geophysical expenses, excluding certain non-cash items, such as accrual of share-based payment, geological and geophysical expenses allocated to capitalized projects and IFRS 16 adjustment, which are excluded from the Adjusted EBITDA calculation; calculated over produced barrel.

6 Net average production after economic rights and royalties. GeoPark monitors market conditions on a continuous basis and may enter into additional commodity risk management contracts to secure minimum oil prices for its 2026 production and beyond.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, capital expenditures, and projected Adjusted EBITDA, ROACE, net debt to EBITDA, and net debt to EBITDA leverage ratio. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: December 1, 2025